AMERICAN CONSTRUCTION COMPANY
                           4340 East Charleston Avenue
                             Phoenix, Arizona 85032

                              INFORMATION STATEMENT

         This Information Statement is being mailed on or before November 10, 2004 to holders of record on November 5, 2004, of shares of common stock ("Common Stock") of American Construction Company, a Nevada corporation (the "Company") in connection with an anticipated change in the members of the Company's Board of Directors and Executive Officers and an Amendment to the Company's Articles of Incorporation changing the name of the Company to General Steel Holdings Inc.

         Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten
(10) days prior to date upon which the new directors are to take office. This Information Statement is in compliance with said rule.

         This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.


           Information on the Company and Agreement and Plan of Merger

         The Company was formed in August 2002. The Company, through its wholly-owned subsidiary, West Dee Construction Ltd., a Canadian corporation, has conducted the business of residential and commercial construction in Saskatchewan, Canada.

         On October 14, 2004, the Company, Northwest Steel Company, a Nevada corporation ("Merger Sub") and General Steel Investment Co., Ltd., a British Virgin Islands limited liability corporation ("General Steel"), as the parent and management company of Tianjin Da Qiu Zuang Sheet Metal Co., Ltd., a People's Republic of China, limited liability corporation ("DQ"), both privately-held corporations, entered into an Agreement and Plan of Merger (the " Merger Agreement") pursuant to which the Registrant, through its wholly-owned subsidiary, Merger Sub, acquired General Steel, and its 70% ownership in its subsidiary DQ in exchange for shares of the Registrant's common stock, of which 22,040,000 shares are a new issuance by ACC, and 7,960,000 shares are from certain shareholders of ACC, which in aggregate, constitute 96% of the total issued and outstanding shares of the Registrant. (the "Merger"). Under the terms of the Agreement, General Steel will remain a subsidiary of the Registrant. A copy of the 8-K Current Report on this transaction is included with this Information Statement.

                        Information on Management Changes

         Upon consummation of the Merger the members of the Board of Directors of the Registrant consisted of Zuo Sheng Yu and Jeff Mabry. On October 26, 2004, Jeff Mabry and Zuo Sheng Yu appointed the following persons as officers and directors effective November 20, 2004. On the effective date, Mr. Mabry will resign as a director.

         John Chen                  Chief Financial Officer and Director
         Huang Cheng Li             Director
         Guo Dong Wang              Chief Technical Officer and Director
         Sheng Guo Zao              Chief Engineer and Director



            Information on Amendment to the Articles of Incorporation
                        Changing the Name of the Company

         On November 5, 2004, Zuo Sheng Yu, as the holder of 23,929,500 equal to 76.5% of the 31,250,000 outstanding shares of the Company's common stock executed a consent in lieu of meeting of the stockholders of the Company to amend the Company's articles of incorporation to change the name of the Company to General Steel Holdings Inc. The amendment to the Articles of Incorporation are to be filed and effective on November 20, 2004


                            MANAGEMENT OF THE COMPANY

         The directors and executive officers of the Company currently serving and to be serving on the effective date are as follows:

Name                                    Age       Positions Held and Tenure
----                                    ---       -------------------------

Jeff Mabry                              38        Director since August 2002,
4340 E. Charleston                                resigning November 20, 2004
Phoenix, Arizona USA

Zuo Sheng Yu                            41        Chairman, Chief Executive Officer,
c/o Wendlar Investment Management Co.             President and Director
10 Floor Block A
Haitong Avenue, Building, N0 3 Na Li Shi
Xicheng District
Beijing, 100037

John Chen                               32        Chief Financial Officer, Secretary, Treasurer and a
c/o Wendlar Investment Management Co              Director effective November 20, 2004
10 Floor Block A
Haitong Avenue, Building, N0 3 Na Li Shi
Xicheng District
Beijing, 100037

Huang Cheng Li                          54        Member of Audit and Compensation Committees and
c/o Wendlar Investment Management Co              Director effective November 20, 2004
10 Floor Block A
Haitong Avenue, Building, N0 3 Na Li Shi
Xicheng District
Beijing, 100037

Guo Dong Wang                           64        Chief Technical Officer and Director effective
c/o Wendlar Investment Management Co              November 20, 2004
10 Floor Block A
Haitong Avenue, Building, N0 3 Na Li Shi
Xicheng District
Beijing, 100037

Sheng Guo Zao                           45        Chief Engineer and Director effective
c/o Wendlar Investment Management Co              November 20, 2004
10 Floor Block A
Haitong Avenue, Building, N0 3 Na Li Shi
Xicheng District
Beijing, 100037

Biographical Information
------------------------

Mr. Jeff Mabry

Mr. Mabry is currently employed with CDS Insurance Agency, LLC as a broker from June 2002 to present.

From May 1995 to  August  2001 Mr.  Mabry  was  employed  with The Tech  Group a
manufacturer  of  injection   molds.  Mr.  Mabry  was  Senior  Project  Engineer
responsible for quoting and managing projects from concept through approved production.

From May 1993 to April 1995 Mr. Mabry was employed with Plastic Design Corp. as a Mold Maker. Mr. Mabry was responsible for building plastic injection molds for the automotive and medical uses..

Mr. Mabry is a graduate of Arizona State University majoring in Construction Engineering.


Mr. Zuo Sheng Yu

Mr. Yu is President and a Director of the American Construction Company.

From April 1986 to February 1992, he was president of Da Qiu Zhong Metal sheets manufactory, Tian Jin China. From February 1992 to December 1999, he was General Manager of Sheng Da Industrial Company, Tian Jin China. From November 1999 to
March 2001, he was president and Chairman of Board of Directors of Shen Da machinery manufactory Tian Jing, China. From February 2001, to present, he has been the President and Chairmen of the Board of directors of Beijing Wendlar Investment Management Group, Beijing, China. From March 2001 to present, he has been the President and Chairman of the Board of Directors of Baotou Shen Da Steel Pipe Limited, Inner Mongolia, China. From March 2001 to present, he has been the President and Chairman of the Board of Directors of the Shen Da Steel and Iron Mill, He Bei province, China. From April 2001 to present, he has been the President and Chairman of Shen Da Industrial Park Real Estate Development Limited. From December 2002 to present, Mr. Yu has been President and Chairman of Beijing Sou Lun Real Estate Development Company, Beijing, China.

In July, 1985, he graduated from the Sciences and Engineering Institute, Tian Jin, China. In July, 1994, he received a Bachelor Degree from the Institute of Business Management for Officers. Mr. Yu received the title of "Senior Economist" from the Committee of Science and Technology of Tian Jin City 1994. In July 1997, he received an MBA degree from the Graduate School of Tian Jin Party University. In April, 2003, Mr. Zuo Sheng Yu became a member of APEC (The Asia Pacific Economic Co-operation).

Mr. John Chen

Mr. Chen is a future director and Chief Financial Officer of the American Construction Company. From August 1997 to July 2003,he was senior accountant of Moore Stephens Wurth Frazer and Torbet, LLP. Los Angeles, California, USA.

He graduated from Norman Bethune University of Medical Science, Chang Chung City, Ji Ling Province, China in Sep.1992. He received a B.S. degree in accounting from California State Polytechnic University, Pomona, California, USA in July 1997.


Ms. Huang Cheng Li

Ms. Li is a future director and member of audit and compensation committee of the American Construction Company.

From December 1968 to November 1994, she was the manager of Tian Jin Trust Company, Tian Jin China. From January 1995 to May 2002, she was manager and CPA of Tian Jin Gao Xin Valuation and Liquidation company; Tian Jin City, China.

Ms. Li graduated from the Tian Jin Financial and Economic Institute, Tian Jin, China, in July, 1982.


Mr. Guo Dong Wang

Mr. Wang is a future director and Chief Technical Officer of the American Construction Company.

From January 1982 to May 2003, He was a professor at the North East University at Sheng Yang City, Liao Ning Province, China. From October 1968 to October 1978, he was an engineer at An San Iron and Steel Company, in An San City, Liao Ning Province, China.

He received a Masters Degree in Engineering from Beijing Iron and Steel Research Institute, Beijing, China in September 1982, and he received his Bachelors Degree in Engineering in East North University, Sheng Yang, China in September 1966.

Mr. Sheng Guo Zao

Mr. Zao is a future director and Chief Engineer of the American Construction Company.

From June 1995 to June 2003, he was the CTO of the Beijing Capital Steel Plate Mill. From March 1988 to June 1995, he was the chief engineer of the Beijing Capital Steel Plate Mill. From March 1983 to March 1988, he was an engineer of Beijing Special Steel Metal sheet Mill.

He received an MBA Degree from North East University at Sheng Yang City, Liao Ning Province, China, in August 2001. He graduated from the Beijing Steel Institute in Beijing, China in 1982.

         There are no family relationships between any of the directors or officers of the Company or its subsidiaries.

         The  Company  has  no  standing   audit,   nominating  or  compensation
committees of the board of directors, or any committees performing similar functions.

         The Company's board of directors did not hold any formal meetings during the fiscal year which ended January 31, 2004.


Compliance with Section 16(a) of the Exchange Act.
--------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Officers, directors, and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all reports under Section 16(a) required to be filed by its officers, directors and greater than ten-percent beneficial owners (Jeff Mabry and Kathy Weisgerber) were not timely filed as of the date of this filing.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table shows the stockholdings of all directors and executive officers of the Company, principal stockholders who own beneficially more than five percent of the Company's issued and outstanding common stock, and all directors and officers of the Company as a group as of November 5, 2004, after giving effect to the Merger, based on 31,250,000 shares outstanding at November 5, 2004.

                                                     Amount
Title     Name and Address                           of shares           Percent
of        of Beneficial                              held by             of
Class     Owner of Shares      Position              Owner               Class
--------------------------------------------------------------------------------
Common    Zuo Sheng Yu         President/Chairman    23,929,500          76.5%
          John Chen            Director              0                   0
          Huang Cheng Li       Director              139,125             0.4%
          Guo Dong Wang        Director              0                   0
          Sheng Guo Zao        Director              0                   0
          Jeff Mabry           Director              0                   0

All Executive Officers as a Group                    23,929,500          76.5%



                             EXECUTIVE COMPENSATION

         No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.



                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.



                                November 8, 2004